UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ENTEROMEDICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29365M109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 29365M109 Page 2 of 7 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons
ONSET V, L.P.[1]
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Citizenship or Place of Organization
Delaware
Number Of Shares (5) Sole Voting Power -0-
Beneficially Owned
By Each Reporting (6) Shared Voting Power 958,734
Person With
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 958,734
(9) Aggregate Amount Beneficially Owned By Each Reporting Person
958,734
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*

(11) Percent Of Class Represented By Amount In Row (9)
5.71%
(12) Type Of Reporting Person
PN
*SEE INSTRUCTION BEFORE FILLING OUT!

1 Voting or dispositive decisions over the shares listed in Row (9) are made by the following individuals: Terry L. Opdendyk, Robert F. Kuhling, Jr., Susan A. Mason, F. Leslie Bottorff, David A. Lane and Raman Khanna.

Page 2 of 7 pages

CUSIP No. 29365M109 Page 3 of 7 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons
ONSET V Management, L.L.C.[2]
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Citizenship or Place of Organization
Delaware
Number Of Shares (5) Sole Voting Power -0-
Beneficially Owned
By Each Reporting (6) Shared Voting Power 958,734
Person With
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 958,734
(9) Aggregate Amount Beneficially Owned By Each Reporting Person
958,734
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*

(11) Percent Of Class Represented By Amount In Row (9)
5.71%
(12) Type Of Reporting Person
OO
*SEE INSTRUCTION BEFORE FILLING OUT!

2 Voting or dispositive decisions over the shares listed in Row (9) are made by the following individuals: Terry L. Opdendyk, Robert F. Kuhling, Jr., Susan A. Mason, F. Leslie Bottorff, David A. Lane and Raman Khanna.

Page 3 of 7 pages

Item 1.

(a)

Name of Issuer:  EnteroMedics, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

2800 Patton Road

St. Paul, MN 55113

United States of America

Item 2.

(a)

Name of Person Filing:

ONSET V, L.P. (“ONSETV”)

ONSET V Management, L.L.C. (“ONSETVM”)

(b)

Address of Principal Business Office:

2400 Sand Hill Road, Suite 150

Menlo Park, California  94025

 (c)

Citizenship/Place of Organization:

ONSETV

-

Delaware

ONSETVM

-

Delaware

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  29365M109

Item 3.

Not applicable.

Page 4 of 7 pages

Item 4

Ownership.

		ONSETV	ONSETVM
(a)	Beneficial Ownership	958,734	958,734
(b)	Percentage of Class	5.71	5.71
(c)	Sole Voting Power	-0-	-0-
	Shared Voting Power	958,734	958,734
	Sole Dispositive Power	-0-	-0-
	Shared Dispositive Power	958,734	958,734

Item 5.

Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreement of ONSETV and the limited liability company agreement of ONSETVM, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

Date:

February 5, 2008

ONSET V, L.P.

By:

ONSET V Management, L.L.C.

Its general partner

By:        /s/ Terry L. Opdendyk

Managing Director

ONSET V Management, L.L.C.

By:        /s/ Terry L. Opdendyk

Managing Director

EXHIBITS

A:

Joint Filing Statement

Page 6 of 7 pages

Exhibit A

Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February, 2008

ONSET V, L.P.

By:

ONSET V Management, L.L.C.

Its general partner

By:        /s/ Terry L. Opdendyk

Managing Director

ONSET V Management, L.L.C.

By:        /s/ Terry L. Opdendyk

Managing Director

Page 7 of 7 pages